

15027298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51602

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2014___ AND ENDING ___12/31/2014___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VIANT CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
500 WASHINGTON STREET, SUITE 325

(No. and Street)

SAN FRANCISCO	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DENNIS AZARY   (415)671-7606
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROPPER ACCOUNTANCY CORPORATION

                                 (Name – *if individual, state last, first, middle name*)

2977 YGNACIO VALLEY ROAD, #460	WALNUT CREEK	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUL 13 2015 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____Dennis Azary_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Viant Capital, LLC_____ , as of _____December 31_____ , 20 _14___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIANT CAPITAL LLC
(A Limited Liability Company)

TABLE OF CONTENTS



CROPPER

an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 ofax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Viant Capital, LLC
San Francisco, California

We have audited the accompanying financial statements of Viant Capital, LLC (a California corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Viant Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Viant Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Viant Capital, LLC's financial statements. The supplemental information is the responsibility of Viant Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
March 12, 2015

professional. personalized. service.

- 1 -

VIANT CAPITAL LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and cash equivalents	$	163,325
Investments, at fair value		50,160
Accounts receivable		30,187
Prepaids and deposits		24,056
Furniture, equipment, and leasehold improvements, net of		
accumulated depreciation and amortization of $200,347		8,890
Total assets	$	276,618

LIABILITIES AND COMPANY EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	17,437
Total liabilities		17,437
Company equity:		
Contributed capital, net of accumulated withdrawals		(6,763,614)
Cumulative earnings		7,022,795
Total company equity		259,181
Total liabilities and company equity	$	276,618

The accompanying notes are an integral
part of these financial statements.

VIANT CAPITAL LLC
(A Limited Liability Company)
STATEMENT OF OPERATIONS

For the year ended December 31, 2014

Revenue:	
Retainers and success fees	$ 4,220,218
Net losses on investments	(2,875)
Miscellaneous income	300
Total revenue	4,217,643
Expenses:	
Commission expense	2,142,960
Payroll related expenses	548,099
Rent, net of subtenants	182,979
Professional fees:	
Legal	95,547
Compliance	150,175
Tax and accounting	39,734
Computer support	10,016
Consulting services	10,000
Data services	45,592
Insurance	138,045
Travel and entertainment	7,241
Telephone and communications	20,263
Marketing expenses	2,636
Legal settlements	90,000
Office expense	16,145
Regulatory fees	27,378
Bad debt expense	211,142
State and federal taxes	1,587
Property taxes	1,072
Interest	2,567
Depreciation and amortization	1,218
Other	25,162
Total expenses	3,769,558
Net income	$ 448,085

The accompanying notes are an integral
part of these financial statements.

VIANT CAPITAL LLC
(A Limited Liability Company)
STATEMENT OF CHANGES IN COMPANY EQUITY

For the year ended December 31, 2014

	Contributed Capital, net	Accumulated Earnings	Total
Balance, December 31, 2013	$ (5,632,370)	$ 6,574,710	$ 942,340
Net income	-	448,085	448,085
Member contribution	169,316	-	169,316
Members distributions	(1,300,560)	-	(1,300,560)
Balance, December 31, 2014	$ (6,763,614)	$ 7,022,795	$ 259,181

The accompanying notes are an integral
part of these financial statements.

4

VIANT CAPITAL LLC
(A Limited Liability Company)
STATEMENT OF CASH FLOWS

For the year ended December 31, 2014

Cash flows from operating activities:		
Net income	$	448,085
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		1,218
Unrealized loss on investments		2,875
Changes in operating assets and liabilities:		
(Increase) decrease in operating assets:		
Increase in accounts receivable		21,510
Due from Viant Group		201,142
Increase in lease deposits and prepaid expenses		10,516
Increase (decrease) in operating liabilities:		
Increase in accounts payable and accrued liabilities		(10,652)
Increase in deferred revenues		(3,231)
Net cash provided by operating activities		671,463
Cash flows from investing activities:		
Additions to fixed assets		(1,348)
Purchase of investments		(40,511)
Net cash used in investing activities		(41,859)
Cash flows from financing activities:		
Member contributions		169,316
Members distributions		(1,300,560)
Net cash used in financing activities		(1,131,244)
Net increase in cash and cash equivalents		(501,640)
Cash and cash equivalents, beginning of year		664,965
Cash and cash equivalents, end of year	$	163,325
Supplementary information:		
Interest paid	$	2,567
California Franchise Tax paid	$	1,010

The accompanying notes are an integral
part of these financial statements.

5

1. General Information and Summary of Significant Accounting Policies

    Description of Business

    Viant Capital LLC (the "Company"), a subsidiary of Viant Group LLC (the "Parent"), was incorporated February 3, 1999, and began business June 15, 1999. The Company is registered as a broker dealer in securities under the Securities Exchange Act of 1934.

    The Company acts as a placement agent for venture capital financing, underwrites securities transactions, and provides mergers and acquisition advice.

    Basis of Accounting

    The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

    Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

    Warrants

    As part of the normal course of business, the Company receives stock warrants in private companies as part of its contractual agreements. These warrants have little, if any, value upon the signing of the agreement. When (and if) the companies mature, and a foreseeable market becomes available, a value would be assigned to the warrant.

    Fair Value Measurements

    Fair Values are based on quoted market prices when available. In instances where there is little or no market activity for the same or similar instruments, the company estimates fair value using methods, models or assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

1. **General Information and Summary of Significant Accounting Policies**, continued

    Fair Value Measurements, continued

    U.S. GAAP establishes a hierarchy for inputs (Level 1, 2, and 3 inputs, as defined) used in measuring fair value that maximizes the use of observable inputs, and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in it entirety.

    The three levels of inputs within the fair value hierarchy are defined as follows:

    Level 1–Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.

    Level 2–Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.

    Level 3–Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

    Additionally, U.S. GAAP requires enhanced disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgment). See note 7, Restricted Securities, for additional information.

    Cash and Cash Equivalents

    The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

    At December 31, 2014, the cash balance was held in two banks, and did not exceed the FDIC insurance limit.

2. **Net Capital Requirement**

    As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

2. **Net Capital Requirement**, continued

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately .09 to 1 at December 31, 2014. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2014, the Company had net capital as defined of $188,525, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. **Exemption From Rule 15c3-3**

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. **Leases or Lease Commitment**

The rent for 2014 was $182,979, which was net of subtenant rents of $161,551. The following are terms of the lease amendment signed in April of 2010. The amendment includes an additional 2,748 expansion space on the 4th floor in addition to the current 6115 sq ft on the 3rd floor at 500 Washington Street.

500 Washington	Gross Lease Amount 2014	Monthly Payment (Gross)	Sublease Payments 2014	Net Lease Payments 2014
September 2013 to November 2016	$ 344,530	$ 28,559	$ 161,551	$ 182,979

The operating lease commitment on the office space is as follows:

2015	$	342,708
2016		314,149
Total	$	656,857

Additionally, the Company has entered into a sublet agreement as sublessor, with commitments from the subtenant as follows:

2015	$	87,936
2016		80,608
Total	$	168,544

Continued

5. **Income Taxes**

There is no federal income tax liability for the Company at December 31, 2014. As a Limited Liability Company ("LLC") the Company is a flow-through-entity similar to a partnership.

$1,010 was recognized in 2014 for California Franchise Tax expense. The California tax is based on gross receipts.

6. **Fixed Assets**

At December 31, 2014, the fixed assets were as follows:

Furniture and equipment	$	145,021
Depreciation of furniture and equipment		(136,131)
Net furniture and equipment		8,890
Tenant improvements – Washington Street		64,216
Amortization of leasehold improvements		(64,216)
Net leasehold improvements		-
Total fixed assets and leasehold improvements	$	8,890

Furniture and equipment is depreciated on a straight-line basis over 3 to 7 years. The 2006 leasehold improvements were amortized over the term of the initial lease.

7. **Restricted Securities**

Fair Value Measurements

During the normal course of business, stock warrants are received for services performed by the Company. The Company currently holds both common and preferred shares of stock of private companies that are executed but not readily marketable. At December 31, 2014, the company had an interest in several private companies' warrants, stock certificates or agreements that management deemed the fair value to be zero. These private company investments would be deemed to be Level 3 due to the lack of significant unobservable inputs.

Converted Warrants / Stock Certificates in Private Companies

In 2014, Viant received 90 shares and 20,000 shares *restricted* stock of Lightbeam Electric Company and Lightbeam Development Company, respectively. At December 31, 2014, the shares were valued at $0 and $0, respectively. The Company is authorized to sell their restricted stock subject to certain limitations. Also, the Company held 5,000 shares of The Daily Hookup, Inc., a privately held company with no current market value. In addition, Viant held non-tradable private company stock in Altergy Systems, Vector Economics, Fusionstorm, and Tolven, Inc.

For more information on Level 1, 2, and 3 see the Summary of Significant Accounting Policies in Note 1.

7. **Restricted Securities**, continued

Realized Investment Gains and Losses

In the year 2014, the Company had no realized gains.

Unrealized Investment Gains and Losses

At December 31, 2014, net unrealized losses on available-for-sale securities were $(2,875), per the table below.

	2014	2013	Unrealized Gain (Loss)	Realized Gain	Net Gain (Loss)
Stocks:					
UPSN	$ -	$ 370	$ (370)	$ -	$ (370)
OGXI	11	42	(31)	-	(31)
GDX	39,885	-	(624)	-	(624)
REGI	10,263	12,113	(1,850)	-	(1,850)
Financial statement totals	$ 50,159	$ 12,525	$ (2,875)	$ -	$ (2,875)

The investment in GDX stock was acquired on December 4, 2014 for $40,509.

8. **Related Party Transactions**

During 2014, Viant wrote off a receivable from its parent company, Viant Group, in the amount of $201,142.

9. **Subsequent Events**

Management has evaluated subsequent events through March 12, 2015, the date on which the financial statements were available to be issued.



SUPPLEMENTARY INFORMATION

VIANT CAPITAL LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2014

Company equity	$	259,181
Assets not allowed for net capital purposes:		
Accounts receivable		(30,187)
Deposits and prepaid assets		(24,055)
Net furniture and equipment		(8,890)
Haircut on trading and investment securities (15%)		(7,524)
		188,525 A
Minimum net capital required:		
Greater of 6-2/3% of aggregate indebtedness ($17,437) or $5,000		5,000
Net capital in excess of requirement	$	183,525
Aggregate indebtedness (total liabilities)	$	17,437 B
Ratio of aggregate indebtedness ($17,437) to net capital ($188,525)		.09 to 1
B	A	

Reconciliation of above net capital to FOCUS Report filed:

	Aggregate Indebtedness		Net Capital	
Per submitted computation	$	17,437	$	238,623
Change in cash		-		(50,109)
Change in other securities		-		12
Change in haircut adjustment, net of rounding		-		(1)
Per statements as finalized	$	17,437	$	188,525



CERTIFIED PUBLIC ACCOUNTANTS

office location:
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Viant Capital, LLC
San Francisco, California

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) Viant Capital, LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 12, 2015

professional. personalized. service.

Viant Capital, LLC's
Exemption Report

Viant Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Viant Capital, LLC
[Name of Company]

I, Dennis Azary, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: FINOP/CFO

March 11, 2015



CROPPER

an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Viant Capital, LLC
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Viant Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Viant Capital, LLC's compliance with the applicable instructions of Form SIPC-7. Viant Capital, LLC's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for that period, noting only minor, immaterial differences which did not result in any change in the general assessment reported;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
March 12, 2015

professional. personalized. service.

- 14 -

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31, 2014
(Read carefully the Instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Viant Capital, LLC
500 Washington Street, Suite 325
San Francisco, CA 94111
FINRA
SEC: 8-51602

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dennis Azary (415)671-7606

2. A. General Assessment (item 2e from page 2) $ 10,550

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (2,903)
   7-25-14
             Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   7,647

   E. Interest computed on late payment (see Instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 7,647

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 7,647

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Viant Capital, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 13 day of February, 20 15 .

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2014
and ending December 31, 2014

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $4,220,218

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining Item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts. 2412

   Total additions 2412

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   _____
   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $2567

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

   Enter the greater of line (i) or (ii)

   Total deductions 2567

2d. SIPC Net Operating Revenues $4,220,063

2e. General Assessment @ .0025 $10,550
(to page 1, line 2.A.)

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